Calculation of Filing Fee Tables

SC TO-I

(Form Type)

StepStone Private Venture and Growth Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$25,208,565.90 (1)	$153.10 (2)	$3,859.43

Fees Previously Paid	-		-

Total Transaction Valuation	$25,208,565.90 (1)

Total Fees Due for Filing			$3,859.43

Total Fees Previously Paid			-

Total Fee Offsets			-

Net Fee Due			$3,859.43

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(2)   Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for fiscal year 2025.

Table 2 – Fee Offset Claims and Sources

Not applicable.

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